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                                  UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549





                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                               TransMontaigne Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    89393410
--------------------------------------------------------------------------------
                                 (CUSIP Number)


      Andrew J. Connelly, Esq., General Counsel, Louis Dreyfus Corporation
      10 Westport Road, P.O. Box 810, Wilton, CT 06897-0810, (203) 761-8444
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                October 30, 1998
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box . / /

Note:  Six copies of this statement, including all exhibits, should be filed
with the Commission.   See Rule 13d-1(a) for other parties to whom copies are to
be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------
CUSIP NO.     89393410
---------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           S.A. Louis Dreyfus et Cie.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                       (b) / /
           Not Applicable

--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

           OO/AF
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 / /

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

           France
--------------------------------------------------------------------------------

   NUMBER OF        7    SOLE VOTING POWER
     SHARES
  BENEFICIALLY              None
    OWNED BY
      EACH
   REPORTING
     PERSON
      WITH
--------------------------------------------------------------------------------
                    8    SHARED VOTING POWER

                            4,351,080 shares
--------------------------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                            None
--------------------------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                            4,351,080 shares
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,351,080 shares
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

           Not Applicable                                                  / /
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           14.29%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------------
CUSIP NO.     89393410
---------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Louis Dreyfus Holding Company Inc.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                       (b) / /
           Not Applicable

--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

           OO/AF
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   / /

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------

   NUMBER OF        7    SOLE VOTING POWER
     SHARES
  BENEFICIALLY              None
    OWNED BY
      EACH
   REPORTING
     PERSON
      WITH
--------------------------------------------------------------------------------
                    8    SHARED VOTING POWER

                            4,351,080 shares
--------------------------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                            None
--------------------------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                            4,351,080 shares
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,351,080 shares
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

           Not Applicable                                                    / /

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           14.29%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------------
CUSIP NO.     89393410
---------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Louis Dreyfus Corporation
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                       (b) / /
           Not Applicable
--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   / /

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
--------------------------------------------------------------------------------

   NUMBER OF        7    SOLE VOTING POWER
     SHARES
  BENEFICIALLY              None
    OWNED BY
      EACH
   REPORTING
     PERSON
      WITH
--------------------------------------------------------------------------------
                    8    SHARED VOTING POWER

                            4,351,080 shares
--------------------------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                            None
--------------------------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                            4,351,080 shares
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,351,080 shares
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

           Not Applicable                                                    / /
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           14.29%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.     SECURITY AND ISSUER

            This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of TransMontaigne Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 370 Seventeenth Street, Suite 2750, Denver, Colorado 80202.

ITEM 2.     IDENTITY AND BACKGROUND

            This Statement is filed by S.A. Louis Dreyfus et Cie., a corporation organized under the laws of France ("SALD"), Louis Dreyfus Holding Company Inc., a Delaware corporation ("LDHC"), and Louis Dreyfus Corporation, a New York corporation ("LDC"). (SALD, LDHC and LDC, collectively, are sometimes referred to herein as the "Louis Dreyfus Group").

            SALD is a privately-held corporation engaged in various businesses, including international merchandising and exporting of various commodities, ownership and management of ocean vessels, real estate ownership, development and management, manufacturing, and natural gas and petroleum product marketing. SALD's principal business and office address is 87 Avenue de la Grande Armee, 75782 Paris, France.

            LDHC is a wholly-owned subsidiary of SALD and is itself a holding company of subsidiaries which engage principally in commodities trading and merchandising and real estate activities. The principal business and office address of LDHC is 10 Westport Road, Wilton, Connecticut 06897-0810.

            LDC is a wholly-owned subsidiary of LDHC and is a company which holds interests in various other corporations which engage principally in commodities trading and merchandising activities. The principal business and office address of LDC is 10 Westport Road, Wilton, Connecticut 06897-0810.

            Information with respect to the executive officers and directors of SALD, LDHC and LDC, including (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship, is listed on the Schedules attached hereto as Annexes A, B and C, respectively, which are incorporated herein by reference.

            None of SALD, LDHC and LDC, nor, to the best of their knowledge, any executive officer or director of any of them, has during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            The Issuer and LDC entered into a Stock Purchase Agreement, dated as of September 13, 1998 (the "Stock Purchase Agreement"), pursuant to which the Issuer purchased from LDC all the issued and outstanding shares of common stock, par value $1.00 per share (the "LDEC Shares"), of Louis Dreyfus Energy Corp., a Delaware corporation and wholly-owned subsidiary of LDC ("LDEC"), and LDEC became a wholly-owned subsidiary of the Issuer (the "Sale"). In consideration for the Sale, LDC was entitled to receive 4,500,000 shares of the Common Stock, $100,565,000 in cash and an amount equal to the Closing Net Working Capital (as defined in the Stock Purchase Agreement). LDHC, as designee of LDC under the Stock Purchase Agreement, acquired all 4,500,000 such shares of the Common Stock, of which 148,920 shares were immediately transferred as described in Item 6 below (the "Transfer").

            As a result of the Sale, and subsequent to the Transfer, LDC is the direct beneficial owner of 4,351,080 shares of the Common Stock; LDHC owns such 4,351,080 shares of the Common Stock indirectly through LDC and also as a registered owner thereof as nominee of LDC; and SALD owns such 4,351,080 shares of the Common Stock indirectly through LDHC and LDC.



ITEM 4.     PURPOSE OF TRANSACTION

            LDC and LDHC acquired an aggregate 4,500,000 shares of the Common Stock as partial consideration of LDC's sale of the LDEC Shares to the Issuer. Pursuant to the Stock Purchase Agreement, Simon B. Rich, the Vice Chairman and President of LDHC, has been appointed to the board of directors of the Issuer (the "Board of Directors"). For so long as LDC and its affiliates maintain an equity ownership interest in the Issuer equal to or greater than 10% of the outstanding shares of the Common Stock, the Issuer shall use its reasonable best efforts to nominate Simon B. Rich (or a substitute person designated by LDC who is reasonably acceptable to the Board of Directors) to the Board of Directors. The Louis Dreyfus Group does not maintain the ability to control the outcome of matters upon which the Board of Directors or shareholders of the Issuer vote.

            LDC has agreed to certain restrictions upon its ability to acquire and dispose of its shares of the Common Stock, as described in Item 6 below. Subject to such restrictions and depending upon market conditions, financial considerations and other factors, the Louis Dreyfus Group may purchase or sell additional shares of the Common Stock, if appropriate opportunities to do so are available, at such times as the Louis Dreyfus Group considers advisable.

            Subject to the foregoing and to the Transfer, none of SALD, LDHC or LDC has any present plans or proposals which relate to or would result in:

            (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

            (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) Any material change in the present capitalization or dividend policy of the Issuer;

            (f) Any other material change in the Issuer's business or corporate structure;

            (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

            (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

            (j) Any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            (a) As of the date hereof and subject to the arrangements described in Item 6 below, LDC is the direct beneficial owner of 4,351,080 shares of the Common Stock, representing approximately 14.29% of the issued and outstanding shares of the Common Stock. LDHC is the indirect beneficial owner (as well as registered owner as nominee of LDC) of such 4,351,080 shares, representing approximately 14.29% of the issued and outstanding shares of the Common Stock. SALD is the indirect beneficial owner of the 4,351,080 shares of the Common Stock beneficially owned by LDHC, representing approximately 14.29% of the issued and outstanding shares of the Common Stock.

            To the best knowledge of SALD, LDHC and LDC, none of their respective executive officers or directors (i) beneficially owns any Common Stock (other than in his or her capacity as an executive officer or director of such corporations) or (ii) has the right to acquire any Common Stock.

            (b) SALD, LDHC and LDC share the power to vote or to direct the vote and the power to dispose or to direct the disposition of the 4,351,080 shares of the Common Stock which they beneficially own.

            To the best knowledge of SALD, LDHC and LDC, none of their respective executive officers or directors has the power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Common Stock beneficially owned by such corporations (other than in his or her capacity as an executive officer or director of such corporations).

            (c) Other than the acquisition of the 4,500,000 shares of the Common Stock and the Transfer pursuant to the Stock Purchase Agreement, the Louis Dreyfus Group has not effected any transactions in the Common Stock in the past 60 days.

            To the best knowledge of SALD, LDHC and LDC, none of their respective executive officers or directors has effected any transactions in shares of the Common Stock during the past 60 days.

            (d) Subject to the arrangements described in Item 6 below, to the best knowledge of SALD, LDHC and LDC, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock beneficially owned by such corporations.

            (e) Not Applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
            OR RELATIONSHIPS WITH RESPECT TO SECURITIES
            OF THE ISSUER

            Except as described below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of SALD, LDHC and LDC or, to the best of their knowledge, any executive officer or director of any of them and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

            The Louis Dreyfus Group acquired beneficial ownership of 4,500,000 shares of the Common Stock pursuant to the Stock Purchase Agreement. The Stock Purchase Agreement provides for Simon B. Rich's appointment as a director of the Issuer. Under the Stock Purchase Agreement, until such time as LDC and its affiliates no longer beneficially owns an aggregate of at least 10% of the outstanding shares of the Common Stock, the Issuer will recommend Mr. Rich (or a substitute person designated by LDC who is reasonably acceptable to the Board of Directors) for election as a director of the Issuer, subject to the terms of the Stock Purchase Agreement. The description of the Stock Purchase Agreement is qualified by reference to the full text thereof, which is included as an exhibit hereto and incorporated herein by reference.

            Pursuant to the Registration Rights Agreement dated as of October 30, 1998 between LDC and the Issuer (the "Registration Rights Agreement"), the Louis Dreyfus Group is entitled to certain registration rights with respect to the shares beneficially owned by the Louis Dreyfus Group. Also pursuant to the Registration Rights Agreement, LDC has agreed not to sell, transfer or otherwise dispose of any portion of the shares of the Common Stock acquired in the Sale (other than to other members of the Louis Dreyfus Group) (i) prior to December 31, 1999 or (ii) to the extent that, to LDC's knowledge, after giving effect to such sale, transfer or other disposal, the acquiring person would hold in excess of 5% of the voting power of all voting securities of the Issuer. Further, for a period of five years from October 30, 1998, LDC has agreed to not purchase any shares of the Common Stock if such purchase would result in its proportionate equity ownership interest in the Issuer being equal to or in excess of 15% without the Issuer's prior consent. Finally, under the Registration Rights Agreement, LDC agreed to certain restrictions on its ability to participate in any proxy solicitation in respect of the Issuer or any similar actions designed to influence the management and control of the Issuer. The description of the Registration Rights Agreement is qualified by reference to the full text of the agreement, which is included as an exhibit hereto and incorporated herein by reference.

            Pursuant to the Stock Purchase Agreement, LDHC, immediately upon receipt, effected the Transfer to certain employees of LDEC as severance compensation.

            Pursuant to the Agreement re Share Issuance dated as of October 30, 1998 among the Issuer, LDC and LDHC, the Issuer has agreed that LDHC may transfer record ownership of the 4,351,080 share of the Common Stock held by LDHC to LDC. LDC intends to do so.



ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            1. Written Agreement of SALD, LDHC and LDC relating to the filing of this Amendment as required by Rule 13d-1(f).

            2. Stock Purchase Agreement dated as of September 13, 1998 between the Issuer and LDC.

            3. Registration Rights Agreement dated as of October 30, 1998 between the Issuer and LDC.

            4. Agreement re Share Issuance dated as of October 30, 1998 among the Issuer, LDC and LDHC.

SIGNATURE

            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, correct and complete.

                                           S.A. Louis Dreyfus et Cie.

November 6, 1998                          By:   /s/ Gerard Louis-Dreyfus
                                                -------------------------------
                                                 Gerard Louis-Dreyfus
                                                 President

                                           Louis Dreyfus Holding Company Inc.

November 6, 1998                          By:   /s/ Hal Wolkin
                                                -------------------------------
                                                 Hal Wolkin
                                                 Vice President

                                           Louis Dreyfus Corporation

November 6, 1998                          By:   /s/ Peter Griffin
                                                -------------------------------
                                                 Peter Griffin
                                                 President

                                                                         ANNEX A


S.A. LOUIS DREYFUS ET CIE. ("SALD")

Name and Business Address
(all business addresses are:
S.A. Louis Dreyfus et Cie.
87 Avenue de la Grande Armee
75782 Paris, France           Present Principal Occupation or
unless otherwise indicated)   Employment                               Citizenship
---------------------------   -------------------------------          -----------
DIRECTORS
Bernard Baldensperger         Directeur General of SALD                France

Claude Boquin                 Retired                                  France

Jean Louis-Dreyfus            Vice President/                          France
                              Directeur General of SALD

Gerard Louis-Dreyfus          Chairman/President/                      U.S.A.
Louis Dreyfus Corporation     Directeur General of SALD
405 Lexington Avenue
New York, New York 10174

Pierre Louis-Dreyfus          Vice President/                          France
                              Directeur General of SALD

Jean-Hubert Pietra            Retired                                  France

Jean Pinchon                  Retired                                  France

Philippe Poirier D'Orsay      Directeur General of Groupe              France
                              Louis Dreyfus

Ernest F. Steiner             Chief Financial Officer of               U.S.A.
Louis Dreyfus Holding         Groupe Louis Dreyfus
   Company Inc.
10 Westport Road
P.O. Box 810
Wilton, Connecticut  06897

EXECUTIVE OFFICERS
(who are not Directors)

Georges Gateff                Directeur of SALD                        France

                                                                         ANNEX B

LOUIS DREYFUS HOLDING COMPANY INC. ("LDHC")

Name and Business Address
(all business addresses are:
Louis Dreyfus Holding
   Company Inc.
10 Westport Road
P.O. Box 810
Wilton, Connecticut 06897                Present Principal Occupation or
unless otherwise indicated)              Employment                                  Citizenship
--------------------------               ------------------------------------------  -----------
DIRECTORS
Daniel R. Finn, Jr.                      Executive Officer of LDHC                   U.S.A.

Gerard Louis-Dreyfus*

Simon B. Rich                            Vice Chairman and President of LDHC         U.S.A.

Ernest F. Steiner*


EXECUTIVE OFFICERS
(who are not Directors)
-----------------------
Robert L. Aiken                          Vice President of LDHC                      U.S.A.

Andrew J. Connelly                       Vice President and General Counsel of LDHC  U.S.A.

Jerome F. Dubrowski                      Treasurer of LDHC                           U.S.A.

Jeffrey R. Gilman                        Vice President of LDHC                      U.S.A.

Deborah J. Neff                          Vice President and Associate Counsel of     U.S.A.
                                         LDHC
Hal Wolkin                               Vice President of LDHC                      U.S.A.

-----------------
      * Individual's business address, present principal occupation and citizenship are set forth in Annex A (SALD).

                                                                         ANNEX C


LOUIS DREYFUS CORPORATION ("LDC")

Name and Business Address
(all business addresses are:
Louis Dreyfus Corporation
10 Westport Road
P.O. Box 810
Wilton, Connecticut 06897                Present Principal Occupation or
unless otherwise indicated)              Employment                                 Citizenship
--------------------------               -------------------------------            -----------
DIRECTORS
Robert L. Aiken**

Daniel R. Finn, Jr.**

Jeffrey R. Gilman**

Peter B. Griffin                         President of LDC                           U.S.A.

Gerard Louis-Dreyfus*

Joseph Nicosia                           Executive Vice President of LDC            U.S.A.

Bruce Ritter                             Executive Vice President of LDC            U.S.A.

EXECUTIVE OFFICERS
(who are not Directors)
----------------------

Jerome F. Dubrowski**

William C. Kreussling                    Vice President of LDC                      U.S.A.

Ernest F. Steiner*

Clifford L. Wald                         Vice President of LDC                      U.S.A.

Hal Wolkin**

-------------
      * Individual's business address, present principal occupation and citizenship are set forth in Annex A (SALD).

      ** Individual's business address, present principal occupation and citizenship are set forth in Annex B (LDHC).

                                  EXHIBIT INDEX

   Exhibit
     No.                                      Document                                       Page
     ---                                      --------                                       ----
      1        Written Agreement of SALD, LDHC and LDC relating to the filing of              15
               this Agreement as required by Rule 13d-1(f).

      2        Stock Purchase Agreement dated as of September 13, 1998 between the            16
               Issuer and LDC.

      3        Registration Rights Agreement dated as of October 30, 1998 between
               the Issuer and LDC.                                                            100

      4        Agreement re Share Issuance dated as of October 30, 1998 among the
               Issuer, LDC and LDHC.                                                          125